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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4
                                ---------------

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                               STOLT-NIELSEN S.A.
                (Name of the Issuer and Person Filing Statement)

                         ------------------------------

                          COMMON SHARES, NO PAR VALUE
                       OPTIONS TO PURCHASE COMMON SHARES
                         (Title of Class of Securities)

                                   L88742108

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                              ALAN B. WINSOR, ESQ.
                               STOLT-NIELSEN INC.
                            EIGHT SOUND SHORE DRIVE
                              GREENWICH, CT 06836
                                 (203) 625-3667
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                         ------------------------------

                                    COPY TO:

                              GREGORY PRYOR, ESQ.
                                WHITE & CASE LLP
                          1155 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10036
                                 (212) 819-8200
                            ------------------------

                                JANUARY 21, 2000
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE


           TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
               $512,955,571.78                                  $107,367.51

 * Estimated solely for the purpose of determining the filing fee. The transaction valuation is equal to 29,364,183 Common Shares, no par value, and 1,367,125 options to purchase Common Shares (the maximum number of Common Shares and options to purchase Common Shares for which the offer is made), multiplied by the average ($17.46875) of the high and low prices of the Common Shares on the Nasdaq National Market on January 18, 2000.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the transaction valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:                           Filing party:
Form or registration no.:                         Date filed:

Instruction: Ten copies of this statement, including all exhibits, should be filed with the Commission.

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
                                  INTRODUCTION

    This Rule 13e-4 Issuer Tender Offer Statement (the "Schedule 13E-4") relates to an offer by Stolt-Nielsen S.A., a company organized under the laws of Luxembourg (the "Company"), to exchange one Class B Share, no par value (together, the "Class B Shares"), for each outstanding Common Share, no par value (together, the "Common Shares"), and one option to purchase one Class B Share (together, the "Class B Options") for each outstanding option to purchase one Common Share (together, the "Common Options"). This offer is being made on the terms and conditions set forth in the Offering Circular dated January 21, 2000 (the Offering Circular") and the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Exchange Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

ITEM 1. SECURITY AND ISSUER.

    (a) The name of the issuer is Stolt-Nielsen S.A., a company organized under the laws of Luxembourg (the "Company"). The principal executive offices of the Company are located at c/o Stolt-Nielsen Limited, Aldwych House, 71-91 Aldwych, London WC2B 4HN, England.

    (b) The information set forth in the Offering Circular on the front cover thereof and under "Special Factors Related to the Exchange Offer--Certain Common Shares Expected to Be Exchanged" is incorporated herein by reference.

    (c) The information set forth in the Offering Circular under "Market and Price Ranges of Securities; Dividends--Price Range of Securities" is incorporated herein by reference.

    (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth on the cover page to the Offering Circular and under "The Exchange Offer--Fees and Expenses" is incorporated herein by reference.

    (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    The information set forth in the Offering Circular under "Special Factors Related to the Exchange Offer--Background and Purpose of the Exchange Offer" and "Special Factors Related to the Exchange Offer--Certain Effects of the Exchange Offer" is incorporated herein by reference.

    (a)-(f) The information set forth in the Offering Circular under "Special Factors Related to the Exchange Offer--Plans for the Company after the Exchange Offer" is incorporated herein by reference.

    (g) The information set forth in the Offering Circular under "The Exchange Offer--Luxembourg Law Requirements; Amendment to Articles of Incorporation; Mandatory Conversion--Amendment to Articles of Incorporation" is incorporated herein by reference.

    (h-j) The information set forth in the Offering Circular under "Special Factors Related to the Exchange Offer--Certain Effects of the Exchange Offer" and "Special Factors Related to the Exchange Offer--Plans for the Company after the Exchange Offer" is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    The information set forth in the Offering Circular under "Special Factors Related to the Exchange Offer--Interest of Certain Persons in Securities of the Company; Contracts, Arrangements or Understandings With Respect to Securities of the Company" is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in the Offering Circular under "Special Factors Related to the Exchange Offer--Interest of Certain Persons in Securities of the Company; Contracts, Arrangements or Understandings With Respect to Securities of the Company" is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Offering Circular under "The Exchange Offer--Fees and Expenses" is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

    (a)(1), (a)(2), (a)(4) The information set forth in the Offering Circular under "Selected Historical Consolidated Financial Data," the information set forth in the Company's Annual Report on Form 20-F for the fiscal year ended November 30, 1998, filed as Exhibit (g)(1) hereto, and the Company's Report on Form 6-K dated October 13, 1999, filed as Exhibit (g)(2) hereto, are incorporated herein by reference.

                                                                    FOR THE                   FOR THE NINE
                                                                  YEARS ENDED                 MONTHS ENDED
                                                                  NOVEMBER 30,                 AUGUST 31,
                                                             ----------------------      ----------------------
                                                               1998          1997          1999          1998
                                                             --------      --------      --------      --------
(a)(3) The ratio of earnings to fixed charges..........        2.4           4.3           1.4           2.8

    (b) The information set forth in the Offering Circular under "Capitalization" is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

    (a) Not applicable.

    (b) The information set forth in the Offering Circular under "The Exchange Offer--Luxembourg Law Requirements; Amendment to Articles of Incorporation; Mandatory Conversion" and "The Exchange Offer--Certain Legal Matters; Regulatory and Foreign Approvals" is incorporated herein by reference.

    (c) The information set forth in the Offering Circular under "Special Factors Related to the Exchange Offer--Certain Effects of the Exchange Offer--Margin Regulations" is incorporated herein by reference.

    (d) Not applicable.

    (e) The information set forth in the Offering Circular and the related Letter of Transmittal are incorporated herein by reference in their entirety.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    EXHIBIT
     NUMBER                                   DESCRIPTION
----------------      ------------------------------------------------------------
Exhibit (a)(1)        Offering Circular.

Exhibit (a)(2)        Letter of Transmittal.

Exhibit (a)(3)        Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

Exhibit (a)(4)        Form of letter to clients of brokers, dealers, commercial
                      banks, trust companies and other nominees.

Exhibit (a)(5)        Press release, dated January 14, 2000.

Exhibit (a)(6)        Notice of Guaranteed Delivery.

Exhibit (a)(7)        Guidelines for Certification of Taxpayer Identification
                      Number on Substitute Form W-9.

Exhibit (a)(8)        Notice of Election to Exchange Options.

Exhibit (a)(9)        Form of letter to holders of Common Shares and Class B
                      Shares.

Exhibit (a)(10)       Form of letter to holders of options to purchase Common
                      Shares.

Exhibit (b)           Not applicable.

Exhibit (c)           Not applicable.

Exhibit (d)           Not applicable.

Exhibit (e)           Not applicable.

Exhibit (f)           Not applicable.

Exhibit (g)(1)        Pages 24 through 43 of Stolt-Nielsen S.A.'s Annual Report on
                      Form 20-F for the fiscal year ended November 30, 1998.

Exhibit (g)(2)        Pages 5 through 7 of Stolt-Nielsen S.A.'s Report on Form 6-K dated October 13, 1999.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2000                        STOLT-NIELSEN S.A.

                                               By: /s/ JAN CHR. ENGELHARDTSEN
                                               -------------------------------------------
                                                  Name: Jan Chr. Engelhardtsen
                                                  Title:  Chief Financial Officer

                                 EXHIBIT INDEX

    EXHIBIT
    NUMBER                                   DESCRIPTION
---------------      ------------------------------------------------------------
Exhibit (a)(1)       Offering Circular.

Exhibit (a)(2)       Letter of Transmittal.

Exhibit (a)(3)       Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

Exhibit (a)(4)       Form of letter to clients of brokers, dealers, commercial
                     banks, trust companies and other nominees.

Exhibit (a)(5)       Press release, dated January 14, 2000.

Exhibit (a)(6)       Notice of Guaranteed Delivery.

Exhibit (a)(7)       Guidelines for Certification of Taxpayer Identification
                     Number on Substitute Form W-9.

Exhibit (a)(8)       Notice of Election to Exchange Options.

Exhibit (a)(9)       Form of letter to holders of Common Shares and Class B
                     Shares.

Exhibit (a)(10)      Form of letter to holders of options to purchase Common
                     Shares.

Exhibit (b)          Not applicable.

Exhibit (c)          Not applicable.

Exhibit (d)          Not applicable.

Exhibit (e)          Not applicable.

Exhibit (f)          Not applicable.

Exhibit (g)(1)       Pages 24 through 43 of Stolt-Nielsen S.A.'s Annual Report on
                     Form 20-F for the fiscal year ended November 30, 1998.

Exhibit (g)(2)       Pages 5 through 7 of Stolt-Nielsen S.A.'s Report on Form 6-K dated October 13, 1999.